17008911

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 01 2017 Washington DC

SEC FILE NUMBER
8-66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Prime Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Tryon Street, Mail Code D1086-060, 6th Floor
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Pitelka — 704-410-1070 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP PCAOB REGISTRATION #185
(Name – *if individual, state last, first, middle name*)

Duke Energy Center, Suite 3200, 500 South Tryon Street	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David L. Pitelka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Fargo Securities Prime, LLC, as of December 31st, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

ADRIAN R. SMIGIEL
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 10-04-2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WELLS FARGO

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Prime Services, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company), an indirect wholly-owned subsidiary of Wells Fargo & Company, as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Wells Fargo Prime Services, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Charlotte, North Carolina
February 27, 2017

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	48,495,616
Due from clearing brokers, net		2,439,654
Due from parent		1,535,686
Deposits with clearing brokers		1,000,000
Prepaid expenses and other assets		362,585
Restricted cash		318,792
Accounts receivable, net		80,941
Total assets	$	54,233,274

Liabilities and Member's Equity

Liabilities		
Accrued expenses and other	$	2,655,785
Due to customers		2,112,947
Commissions and bonuses payable		2,026,413
Due to parent		760,735
Accounts payable		209,949
Total liabilities		7,765,829
Member's Equity		46,467,445
Total liabilities and member's equity	$	54,233,274

See accompanying notes to statement of financial condition

(1) Summary of Significant Accounting Policies

(a) Description of Business

Wells Fargo Prime Services, LLC (the "Company"), is a Delaware limited liability company formed on April 1, 2004. The Company is a wholly-owned subsidiary of Everen Capital Corporation (the "Parent"), a wholly-owned subsidiary of Wells Fargo & Company. As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") and Commodity Futures Trading Commission ("CFTC") as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and National Futures Association ("NFA"). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company provides securities and derivatives trading and various brokerage firm services to hedge funds, corporations, and institutional investors. Goldman, Sachs and Co., and Wells Fargo Securities, LLC, an affiliate, (collectively, the "Clearing Brokers") are custodians who provide custody and/or clearing services to the Company. In 2016, Goldman Sachs Execution and Clearing, L.P., who provided custody and/or clearing services to the Company in previous years and through April 30, 2016, merged into Goldman, Sachs and Co.

(b) Basis of Presentation and Use of Estimates

The Company's financial statements have been prepared in conformity with generally accepted accounting principles (U.S. GAAP).

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents.

(d) Restricted Cash

The Company invests in a certificate of deposit with an outside institution which automatically renews annually at maturity. The certificate of deposit is used as a security deposit for the Company's office lease and is presented on the statement of financial condition as restricted cash. As of December 31, 2016, the balance of the restricted cash was $318,792.

(e) Due from Clearing Brokers, net

Pursuant to the clearance agreements with the Clearing Brokers, the Company introduces all of its customer securities and derivative transactions to the Clearing Brokers on a fully-disclosed basis. The amount due from Clearing Brokers represents the net amount due from the clearing brokers, primarily for commissions. Withdrawal of cash deposits from Goldman, Sachs and Co., may be restricted from time-to-time due to unsettled trades or short stock sales that are customer related. In the normal course of business, the balance in the Company's account with Goldman, Sachs and Co., reflects net amounts due from the Clearing Broker. As of December 31, 2016, the balance due from Goldman, Sachs and Co., net of costs, was $103,556, and the gross balance due from Wells Fargo Securities, LLC, was $2,336,098.

(f) Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses from the inability of customers to make required payments. There is no allowance for estimated losses recognized as of December 31, 2016. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a customer's current creditworthiness, age of the receivable balance and general economic conditions that may affect a customer's ability to pay.

(g) Deposits with Clearing Brokers

The Company maintains a cash deposit with a Clearing Broker who performs clearing and/or custodial functions for the Company. At December 31, 2016, the Company had $1,000,000 on deposit at Goldman, Sachs and Co.

(h) Due from/to Parent

The Parent incurs expenditures on behalf of the Company, pursuant to an expense sharing agreement. These expenses are reflected on the books of the Company and reimbursed to the Parent. Amounts due from or to the Parent represent a cash advance to the Parent by the Company for reimbursement of such expenditures or amounts due, respectively. As of December 31, 2016, the amounts due from and due to the Parent are $1,535,686 and $760,735, respectively.

(i) Intangible Assets, net

The Company recorded an intangible asset for the estimated fair value of its customer relationships as part of the purchase accounting related to the acquisition on August 1, 2012 by Everen Capital Corporation, a wholly owned subsidiary of Wells Fargo & Company. As of December 31, 2016, the intangible asset was fully amortized.

(j) Federal and State Income Taxes

The Company is a single-member limited liability company ("SMLLC") and is treated as a disregarded entity pursuant to Treasury Regulation 301.7701-3 for Federal income tax purposes. Generally, disregarded entities are not subject to entity-level Federal or state income taxation and as such, the Company does not provide for income taxes under FASB ASC 740, *Income Taxes.* The Company's taxable income is primarily reported in the tax return of its Parent. There are no tax sharing agreements between the Company and its Parent. Furthermore, the Company has paid no dividends to the parent for tax reimbursement and the Company has no intention to distribute dividends to the parent for tax reimbursement. The Company calculates and discloses pro forma total tax expense related to its income as if it were a separate tax paying entity.

Certain state jurisdictions will subject the Company to entity-level taxation as a SMLLC. Related state tax expense, deferred tax assets and liabilities and payments associated with these jurisdictions are not material to the financial statements.

Due to the Company's status as a disregarded entity for income tax purposes the related balance sheet accounts including income tax receivable/payable and deferred tax assets and liabilities are immaterial to the financial statements.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. The Company recognizes accrued interest and penalties, as appropriate, related in unrecognized income tax benefits in income tax expense. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2016, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files tax returns in various states and local jurisdictions and it is subject to income tax examinations by tax authorities for years 2011 and forward.

(2) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions on its own behalf involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2016. In particular, the Company does not have any interest in special purpose entities or structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

Cash held at the Clearing Brokers is insured by the Securities Investor Protection Corporation (SIPC) and by supplemental insurance provided by the clearing brokers. Such insurance protects against loss due to failure of the Clearing Brokers. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by the Clearing Brokers that maintain custody of customers' securities and provide financing to customers. Through indemnification provisions in agreements with Clearing Brokers, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(3) Indemnification

The Company enters into contracts with the Clearing Brokers that contain a variety oindemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

(4) Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2016, the Company had regulatory net capital, as defined, of $44,169,441 which exceeded the amount required by $43,651,719. The Company's aggregate indebtedness to net capital ratio was 0.18 to 1.

The Company is exempt from the SEC Rule 15c3-3 pursuant to the provisions (k)(2)(i) and (k)(2)(ii) as all customer transactions are cleared through the Clearing Brokers on a fully disclosed basis and all customer rebates of commissions are processed through a "Special Bank Account for the Exclusive Benefit of Customers". Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

(5) Benefits Plan

Wells Fargo & Company ("WFC") sponsors a defined contribution retirement plan named the Wells Fargo & Company 401(k) Plan ("401(k) Plan"). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their eligible compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Catch-up contributions are allowed for participants age 50 or older. Eligible employees who complete one year of services are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible compensation. Effective January 1, 2010, previous and future matching contributions are 100% vested for active participants.

(6) Related Party Transactions

The following items present the Company's significant transactions with affiliated parties:

(a) Services provided by the parent to the Company

The Company is party to an expense sharing agreement with the Parent. This agreement allows the Parent to provide certain services to the Company and for certain direct and indirect expenses to be allocated to the Company and settled on a monthly basis.

(b) Clearing Arrangement with Wells Fargo Securities, LLC

Wells Fargo Securities, LLC is a related party clearing broker/dealer that custodies certain of the Company's client funds and clears certain of the Company's client trades. In these circumstances, Wells Fargo Securities, LLC calculates the commissions and/or interest revenue sharing amounts between Wells Fargo Securities, LLC and the Company based on an established arrangement, and will remit the Company's portion of those revenues to us.

(7) Commitments

The Company has several non-cancelable operating leases that expire over the next year. The following is a table summarizing significant commitments as of December 31, 2016, consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year. The following commitments include rent expense relating to leases to which the Company has title. Rent expense relating to leases to which the Company's Parent has title is excluded from this table.

	Operating Leases
2017	$ 160,250
	$ 160,250

(8) Litigation

The Company has been named as a defendant in various legal actions arising from its normal business activities in which damages in various amounts are claimed. When establishing a liability for contingent litigation losses, the Company determines a range of potential losses for each matter that is both probable and estimable, and records the amount it considers to be the best estimate within the range. For these matters and others where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

(9) Subsequent Events

Management evaluated subsequent events through February 27, 2017, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.